August 18, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Kodiak Oil & Gas Corp.

Commission File Number: 1-32920

Preliminary Proxy Materials Relating to Kodiak Oil & Gas Corp.

Special Meeting of Securityholders

Ladies and Gentlemen:

On behalf of Kodiak Oil & Gas Corp., a Yukon Territory corporation (“Kodiak”), we are transmitting for filing under Rule 14a-6(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), a preliminary joint proxy statement/circular (the “Proxy Statement”) and forms of proxy (collectively, the “Preliminary Proxy Materials”) relating to a special meeting of Kodiak securityholders. Immediately after this filing, an identical copy of the Proxy Statement will be filed by Whiting Petroleum Corporation, a Delaware corporation (“Whiting”), relating to a special meeting of Whiting stockholders (the “Whiting Filing”).

On July 13, 2014, Kodiak, Whiting and a wholly-owned subsidiary of Whiting (“Whiting Canadian Sub”) entered into an arrangement agreement pursuant to which the Whiting Canadian Sub will acquire all of the outstanding common shares of Kodiak in exchange for common shares of Whiting (the “Arrangement”). The Whiting securities issued in connection with the Arrangement are expected to be issued in reliance upon an exemption from the registration requirements of the Securities Act of 1933, as amended, provided by Section 3(a)(10) thereof.

Kodiak is filing the Preliminary Proxy Materials because they contain proposals that the Kodiak shareholders approve: (i) a resolution with respect to the continuance of Kodiak from Yukon Territory to British Columbia; (ii) a resolution with respect to the Arrangement; (iii) on a non-binding, advisory basis, the compensation that may be paid or become payable to Kodiak’s named executive officers; and (iv) any motion to adjourn the Kodiak special meeting, if necessary or appropriate, to solicit additional proxies. In addition, the Preliminary Proxy Materials contain a proposal that Kodiak’s securityholders, including the holders of Kodiak common shares, Kodiak stock option awards, restricted stock units and restricted stock awards, approve a resolution with respect to the Arrangement.

For the Arrangement and in connection with the filing of the Preliminary Proxy Materials, Kodiak made a wire transfer in the amount of $513,943.78 as payment of the filing fee proscribed by Rule 0-11 of the Exchange Act.

Please direct any communications concerning the Preliminary Proxy Materials to the undersigned at (206) 903-8814 or jones.randal@dorsey.com.

Very truly yours,

/s/ Randal R. Jones

Randal R. Jones

DORSEY & WHITNEY LLP

cc: James P. Henderson, Kodiak Oil & Gas Corp.